To Our Shareholders, Customers, and Friends:

     As we approach the new millenium, we proudly present the results of another exciting and productive year at Queen City Federal. The annual report to shareholders represents another record year in terms of return on per share earnings. We ended the year with earnings per share of $2.52 which represents an increase of 9.50% from the previous year. We also ended the year with net income of $2,149,000 representing a return on assets of 1.47%. Our strong financial performance represents the success of our continued transition from a traditional thrift to a commercial bank. We continue to have increases from prior years in both consumer and commercial lending allowing us to increase our asset yields and provide added fee income as well as giving us the opportunity to attract low-cost commercial deposits. We encourage you to read the "Management's Discussion and Analysis" section of this report for a more complete explanation of your company's financial performance.

     This last year has also been productive in terms of managing our Year 2000 risk. The major thrust of our Y2K plan was completed in February of this year with the successful installation of a new data processing system, including both new hardware and software. With our new computer system in place, we enter the year confident of our preparation for the Year 2000.

     In the ensuing year, Queen City Federal will continue to pursue its philosophy of being our region's "local" financial institution. Although we will continue providing traditional thrift services, we will move ahead with our plan to be more "bank like". We will continue our commitment to the local community bank concept by promoting local involvement in the community and keeping the decision process in the hands of our local board and management.

     The directors, officers and staff of Queen City Federal want to thank all of our stockholders and customers for their confidence and support in our organization as we endeavor to enhance shareholder value in the year to come. I would also like to thank our employees for their hard work and dedication in making this another successful year at Queen City Federal.

                                                 Sincerely,


                                                 Kevin E. Pietrini
                                                 Chairman of the Board,
                                                 President and
                                                 Chief Executive Officer



                              FINANCIAL HIGHLIGHTS
                  (Dollars in Thousands, Except Per Share Data)







                                                       At or For the Year Ended
                                                                 June 30

                                                         1999             1998

Operating Results
Net interest income                                $    5,831             6,467
Provision (reduction in allowance) for loan losses       (637)                0
Non interest income                                       629               691
Non interest expense                                    3,648             2,869
Net Income                                              2,149             2,653

Per Share Data
Net income (Diluted)                               $     2.52              2.30
Book value                                              17.90             19.93

Balance Sheet Data
Total assets                                       $  148,351           150,486
Investment Securities                                  74,872            78,112
Net loans                                              65,632            65,194
Deposits                                              109,561           103,566
Short-term borrowings                                  16,218            16,081
Stockholders' equity                                   19,981            26,328

Financial Ratios
Return on average assets                                 1.47%             1.72
Return on average equity                                10.12              9.82
Net interest margin                                      4.04              4.31
Average equity to average assets                        14.50             17.54
Non-performing assets to total assets                     .21               .08
Total regulatory capital to risk-adjusted assets        24.18             29.90


     Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion is provided to assist readers in their understanding of the consolidated financial statements of QCF Bancorp, Inc.
(QCF). This discussion should be read in conjunction with the consolidated financial statements and other financial information presented elsewhere in this report.

     QCF is the unitary savings and loan holding company for Queen City Federal Savings Bank (the Bank). The Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank on March 31, 1995.


                                              FIVE-YEAR SELECTED FINANCIAL SUMMARY(1)

(Dollars in Thousands                                                             Year Ended June 30
Except per Share Data)

Operating Results                                              1999           1998        1997          1996  1995
   Interest income                                          $10,392         11,243       10,703       10,658  8,867
   Interest expense                                           4,561          4,776        4,674        4,585  4,018
   Net interest income                                        5,831          6,467        6,029        6,073  4,849
   Provision for (reduction in allowance)  loan losses         (637)             0            0            0      0
   Non-interest income                                          629            691          566          480    411
   Non-interest expense                                       3,648          2,869        3,276        2,687  2,378
   Income tax expense                                         1,300          1,636        1,308        1,533  1,166

   Net income                                                 2,149          2,653        2,011        2,333  1,715

Per Share Data (diluted)
  Net income (1995 - March 31-June 30)                        $2.52           2.30         1.65         1.46   0.35
  Pro forma net income                                                                                         1.04
  Book value                                                  17.90          19.93        19.23        18.47  17.17

Balance Sheet Data
  Total assets                                             $148,351        150,486      156,727      150,430 146,548
  Investment securities                                      74,872         78,112       83,098       89,183  88,503
  Net loans                                                  65,632         65,194       61,202       52,361  45,964
  Deposits                                                  109,561        105,566      103,681       88,832 113,544
  Short-term borrowings                                      16,218         16,081       22,140       29,264       0
  Stockholders' equity                                       19,981         26,328       27,423       29,685  30,602

Financial Ratios
  Return on average assets                                     1.47%          1.72         1.34         1.56    1.27
  Return on average equity                                    10.12           9.82         7.44         8.06   10.09
  Average equity to average assets                            14.50          17.54        18.03        19.33   12.62


     (1) QCF Bancorp,  Inc. (QCF) completed a public stock offering on March 31,
1995, which generated net proceeds of $17.0 million. QCF purchased all of the stock of Queen City Federal Savings Bank (the Bank) with a portion of the conversion proceeds.


Results of Operations

     QCF's net income of $2.1 million, or $2.52 per diluted share, in fiscal 1999 decreased $505,000, or 19.0%, from fiscal 1998 net income. The decrease in net income for fiscal 1999 as compared to the prior year was due primarily to a decrease in average yield and volume of interest earning assets and interest bearing liabilities, a decrease in the allowance for loan losses and the acceleration of vesting under certain compensation plans. Decrease in average interest-earning assets, primarily investment securities, was the result of Queen City Federal Savings Bank's stock buyback programs.

     Return on average assets was 1.47% for fiscal 1999 compared to 1.72% for fiscal 1998.

Net Interest Income

     QCF's net income is dependent primarily on its net interest income, which is the difference between interest earned on securities, loans and other interest-earning assets (interest income) and interest paid on deposits and short-term borrowings (interest expense). Net interest margin is calculated by dividing net interest income by the average interest-earning assets and is normally expressed as a percentage. Net interest income and net interest margin are affected by changes in interest rates, the volume and the mix of interest-earning assets and interest- bearing liabilities, and the level of non-performing assets.

     The following table presents the total dollar amount of interest income and expense from average interest-earning assets and interest-bearing liabilities and the results and yields.


                                                                       Year Ended June 30

                                                     1999                                                 1998

                                            Average                    Rate/              Average               Rate/
                                            Balance    Interest       Yield               Balance   Interest    Yield
(Dollars in Thousands)
Interest-Earning Assets (1)

Loans receivable, net (2)                   $65,596      5,781     8.81                    64,020    5,758      8.99
Investment securities                        74,114      4,410     5.95                    79,186    5,159      6.52

Other including cash equivalents              4,598        201     4.37                     6,841      327      4.78

Total interest-earning assets              $144,308     l0,392     7.20                   150,047   11,244      7.49


Interest-Bearing Liabilities
  NOW accounts                               $9,117        115     1.26                     8,746      107      1.22
  Passbooks                                  25,719        646     2.51                    25,268      632      2.50
  Money market accounts                       9,986        257     2.57                     9,418      240      2.55
  Certificate accounts                       57,351      3,013     5.25                    55,749    2,978      5.34
  Short-term borrowings                      15,220        530     3.48                    19,528      819      4.19

Total interest-bearing liabilities          $117,393     4,561     3.89                   118,709    4,776      4.02

Net Interest Income                                      5,831                                       6,468

Net Earning Assets                           $26,915                                       31,338
Net Yield on Interest-Earning Assets                               4.04%                                        4.31
Average Interest-Earning Assets to
  Average Interest-Bearing Liabilities                           122.93%                                      126.40


     (1) Tax exempt income was not significant; therefore, was not presented on a tax equivalent basis.
     (2) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses. Average balance includes non-performing loans.
Loan fee income is not significant.

     Net interest income was $5.8 million for the fiscal year ended June 30, 1999, down from $6.5 million in fiscal 1998. This represents a decrease of 9.8% from fiscal 1998. The decrease in net interest income was due to a decrease in the Bank's net interest margin and average net-earning assets.

     The following schedule presents the dollar amount of change in interest income and interest expense for major components of interest-earning assets and interest- bearing liabilities. It distinguishes between the increase/decrease related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) change in volume multiplied by old rate and (ii) change in rate (i.e., changes in rate multiplied by old volume) . The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.



                                                                       Year Ended June 30

                                                              1999 vs 1998                   1998 vs 1997


(Dollars in thousands)                                                 Increase(Decrease) Due to
                                                        Volume     Rate     Total           Volume   Rate      Total

Interest-earning assets:
Loans receivable, net                                   $139      (116)       23              625     (11)      614
Investment securities                                   (345)     (404)     (749)            (341)    115      (226)
Other including cash  equivalents                       (100)      (26)     (126)              91      62       153
Total interest-earning assets                           (306)     (546)     (852)             375     166       541
Interest-bearing liabilities:
NOW accounts                                              $6         2         8               (1)    (10)      (11)
Passbooks                                                 11         3        14               34       0        34
Money market accounts                                     13         4        17               16       0        16
Certificate accounts                                      86       (51)       35              204    (151)       53
Short-term borrowings                                   (164)     (125)     (289)             (95)    105        10
  Total interest-bearing  liabilities                    (48)     (167)     (215)             158     (56)      102

Change in net interest income                          $(258)     (379)     (637)             217     222       439



     In fiscal 1999 the yield on average interest-earning assets decreased by 29 basis points which decreased interest income as compared to fiscal 1998. Interest income also decreased due to a $ 5.7 million decrease in average interest-earning assets between fiscal years 1999 and 1998. The combined impact (interest rate decrease and volume decrease) caused interest income for fiscal 1999 to decrease $852,000 or 7.6%. Interest expense decreased $215,000 from fiscal 1998 to 1999. The decrease was due to a decrease in average interest-bearing liabilities of $1.3 million or 1.1%, and by a 13 basis point decrease in interest rates. The decrease in average interest-bearing liabilities was due to a $4.3 million decrease in average short-term borrowings partially offset by a $3.0 million increase in average interest bearing deposit accounts.

Provision for Loan Losses

     Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior loss experience, volume and type of lending conducted by the Bank, past due loans in the Bank's loan portfolio and national, regional and local economic conditions. During fiscal 1999, management undertook a thorough review of its loan portfolio. Based on the results of this review, the continued low level of loan losses and nonperforming loans and current economic conditions, management determined that the loan loss reserves should be reduced. A net reduction of $637,000 was recognized in earnings for fiscal 1999.

Non-interest Income

     Non-interest income was $629,000 for fiscal 1999 compared to $691,000 for fiscal 1998. The following table presents major components of non-interest income.

                                                         Year Ended June 30
(Dollars in thousands)                                     1999          1998

Fees and service charges                                   $496          476
Other                                                       133          103
Gain On Sale of Securities                                    0          112
Total non-interest income                                  $629          691

     The decrease of $62,000 or 9.0% in total non-interest income between fiscal year 1999 and 1998 was primarily due to 1998 including a gain on sale of securities.


Non-interest Expense

     Non-interest expense was $3.6 million for fiscal 1999 compared to $2.9 million for fiscal 1998. The following table presents the major components of non-interest expense.

                                                         Year Ended June 30

(Dollars in thousands)                                   1999         1998

Compensation and benefits                               $2,683        2,033
Occupancy                                                  343          244
Other                                                      622          592
   Total non-interest expense                           $3,648        2,869

     Total non-interest expense increased $779,000 or 27.2% from fiscal 1998 to fiscal 1999. The primary cause of the increase in compensation and benefits was due to an acceleration of vesting in the management recognition plan and the supplemental executive retirement plan during fiscal 1999. The effect of the acceleration was to increase compensation and benefits expense by $644,000. The increase in other occupancy expense was primarily due to the Bank's data processing conversion during fiscal 1999.

Income Taxes

     QCF recorded income tax expense of $1.3 million in fiscal 1999 compared to $1.6 million in fiscal 1998. The decrease in income tax expense between 1998 and 1999 is primarily the result of changes in taxable income between the years.

Financial Condition

     QCF's total assets at June 30, 1999 were $148.4 million compared to $150.5 million at June 30, 1998. The decrease of $2.1 million from 1999 to 1998 was primarily due to a decrease in investment securities.

Investment Securities

     Investment securities decreased by $3.2 million or 4.1% from fiscal 1998 to fiscal 1999. The decrease was primarily due to the Company's stock buyback program. During fiscal 1999, QCF purchased $59.6 million of investment securities and collected principal from maturities or repayments of $62.6 million.

Cash and Cash Equivalents

     Cash and cash equivalents increased by $564,000 from $4.0 million at June 30, 1998 to $4.5 million at June 30, 1999. The Bank's cash and cash equivalents fluctuate from period to period depending on liquidity needs and the timing of purchases of investment securities.

Loans Receivable, Net

     Net loans receivable, increased $438,000 or 0.7% from $65.2 million at June 30, 1998 to $65.6 million at June 30, 1999.

Allowance for Loan Losses

     In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loans being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's historical loan loss experience, evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality. The Bank increases its allowance for loan losses by charging provisions for loan losses against the Bank's income.

     Management will continue to actively monitor the Bank's asset quality and allowance for loan losses. Management will charge off loans and properties acquired in settlement of loans against the allowances for losses on such loans and such properties when appropriate and will provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

Non-Performing Assets

     Non-performing assets totaled $306,000 at June 30, 1999 compared to $119,000 at June 30, 1998.

Non-performing assets are summarized in the following table.

                                                            June 30

(Dollars in thousands)                       1999   1998    1997    1996    1995

Non-accrual loans                           $288     15      225     297     182
Foreclosed assets                             18    104       38       6       0
  Total non-performing assets               $306    119      263     303     182

  Non-performing assets to year-end assets.  .21%   .08      .17     .20     .13
  Non-performing loans to year-end loans .47% .18 .43 .58 .40 Allowance for loan losses to
     non-performing assets                   186%  1070      501     439     755

     The non-performing assets reflected above primarily consist of one-to-four family mortgage, consumer, or commercial loans.

Deposits and Short-term Borrowings

     The Bank's deposits increased $4.0 million, or 3.8%, from $105.6 million at June 30, 1998 to $109.6 million at June 30, 1999. Short-term borrowings, which consist of sales of securities under agreements to repurchase identical securities remained stable between fiscal years at approximately $14.2 million. Federal Home Loan Bank advances also remained stable at $2.0 million.

Capital Adequacy

     Stockholders' equity was $20.0 million at June 30, 1999 down from $26.3 million at June 30, 1998. The decrease was due to the repurchase of stock for the treasury of $6.6 million and for the stock option trust of $2.9 million offset primarily by earnings of $2.1 million.

     Federal savings institutions are required to satisfy their capital requirements: (i) a requirement that"tangible capital" equal or exceed 1.5% of adjusted total assets, (ii) a requirement that core capital" equal or exceed 3.0% of adjusted total assets, and (iii) a requirement that "risk-based capital" equal or exceed 8.0% of risk-weighted assets. At June 30, 1999 and 1998, the Bank met each of the three capital requirements.

Liquidity Management

     The Bank is required to maintain average daily balances of liquid assets equal to 4% of its net withdrawable savings deposits plus short-term borrowings. The Bank has maintained an average daily liquidity ratio in excess of these requirements.

     The primary investing activities are the origination of loans and the purchase of securities. During the year ended June 30, 1999, net loans increased $438,000 while maturities and principal collected on investment securities, net of purchases totaled $3.0 million.

     The primary financing activity is the attraction of deposits and short-term borrowings. During the year ended June 30, 1999, deposits and short-term borrowings increased $4.1 million.

     QCF's most liquid assets are cash and cash equivalents, represented by cash and interest-bearing deposits with banks. The level of these assets is dependent on the operating, financing, and investing activities during any given period. Cash and cash equivalents increased $564,000 to $4.5 million during the year ended June 30, 1999.

Asset/Liability Management and Market Risk

     The Bank's primary market risk is interest rate risk. Net interest income, the primary component of the Bank's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rate by matching more closely the effective maturities or re-pricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or re-price within that time period. If the Bank's assets mature or re-price more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates. The Bank has established an Asset and Liability Management Committee which currently is comprised of the executive officers of the Bank. This Committee reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank's a assets and liabilities is to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates.

     Management's principal strategy in managing the Bank's interest rate risk has been to maintain short- and intermediate-term assets in its portfolio, including locally originated adjustable rate mortgage loans. In addition, in managing its portfolio of investment securities, the Bank seeks to purchase investment securities that mature on a basis that approximates as closely as possible the estimated maturities of the Bank's liabilities.

     In addition to shortening the average re-pricing period of its assets, the Bank has sought to lengthen the average maturities of its liabilities by adopting a tiered pricing program for its certificates of deposits which provides higher rates of interest on its longer term certificates in order to encourage depositors to invest in them.

Dividends

     QCF has not paid any dividends to stockholders since its incorporation. The Board of Directors may consider a policy of paying cash dividends to stockholders in the future. The declaration of dividends are subject to among other things, QCF's financial condition and earnings, tax considerations, economic conditions, regulatory restrictions and other factors.


Effects of Inflation

     Because QCF's asset and liabilities are, for the most part, liquid in nature, they are not significantly affected by inflation. Interest rates have a more significant impact on Queen City Federal's performance than the effect of inflation. However, the rate of inflation affects operating expenses, such as employee salaries and benefits, occupancy and equipment changes, and other overhead expenses.

Year 2000 Readiness Disclosure

     The year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations. The Bank has been identifying potential problems associated with the Y2K issue and has implemented a plan designed to ensure that all software used in connection with the "Bank" business will manage and manipulate data involving the transition with data from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. In addition, the Bank recognizes that its ability to be Y2K compliant is dependent upon the cooperation of its vendors. The Bank is requiring its vendors to represent that their products are or will be Y2K compliant and is in the process of testing compliance. All major Y2K issues for the Bank, including testing, have been addressed and all problems have been remedied as of June 30, l999. The Bank has also prepared a contingency plan in the event there are system interruptions. The Bank believes that its costs related to Y2K will be approximately $700,000, primarily related to replacing the bank's core inhouse computer software and hardware systems.

     The most likely, worst case scenario for the transition to the Year 2000 would be the failure of the application software and teller software. Due to the complexity and time needed to convert to an alternative system in the event that the Bank's application and teller system do not operate in the Year 2000, it will be necessary to manually update information until such time that the programs and applications are corrected to accommodate the year 2000. When data processing functions are completed on December 31, 1999, a detailed trial balance of all the applications will be generated. Authorization for withdrawals will be based on the information contained in these trial balances. Any transactions completed in subsequent days will be reflected in an addendum to the trial balances on a daily basis.

 MCGLADREY&PULLEN,LLP                                          RSM
 Certified Public Accountants and consultants                  international

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
QCF Bancorp, Inc.
Virginia, Minnesota

     We have audited the accompanying consolidated statements of financial condition of QCF Bancorp, Inc. and subsidiary (the Company) as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QCF Bancorp, Inc. and subsidiary as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                     McGladrey & Pullen, LLP

Duluth, Minnesota
August 11, 1999



                                                  QCF BANCORP, INC. AND SUBSIDIARY
                                           Consolidated Statements of Financial Condition


Assets                                                                   June 30, 1999   June 30, 1998


Cash                                                                         $879,094       764,128
Interest-bearing deposits with banks                                        3,643,229     3,194,241
   Cash and cash equivalents                                                4,522,323     3,958,369
Securities held to maturity
(estimated fair value of $74,141,613 and
$78,384,314 at June 30, 1999  and 1998, respectively)                      74,871,676    78,111,850
Loans receivable, net                                                      65,632,062    65,194,321
Federal Home Loan Bank stock, at cost                                         499,800       425,200
Accrued Interest Receivable                                                   983,826     1,274,412
Premises and equipment                                                        737,277       480,169
Deferred tax                                                                  573,000       479,200
Prepaid expenses and other assets                                             531,065       562,812
           Total Assets                                                  $148,351,029   150,486,333

Liabilities and Stockholders' Equity

Deposits                                                                 $109,561,041   105,566,338
Short-term borrowings                                                      14,217,535    14,081,081
Federal Home Loan Bank advances                                             2,000,000     2,000,000
Accrued interest payable                                                    1,077,269     1,129,347
Advance payments made by borrowers
    for taxes and insurance                                                    71,063        66,831
Accrued expenses and other liabilities                                      1,442,808     1,314,640

          Total Liabilities                                               128,369,716   124,158,237

Commitments and Contingencies

Stockholders' equity:
  Serial preferred stock; authorized 1,000,000 shares;
    issued  none
Common stock ($.01 par value): authorized 7,000,000 shares;
   issued 1,116,371 shares in 1999 and 1,782,750 shares in 1998.               11,164        17,828
Additional paid-in capital                                                 11,236,851    16,375,783
Retained earnings, subject to certain restrictions                         16,188,396    22,704,864
Unearned employee stock ownership plan shares                                (951,550)   (1,022,230)
Unearned management recognition plan shares                                  (104,304)     (526,123)
Deferred compensation payable in common stock                                 669,830       541,339
Shares in stock option trust, at exercise price                            (5,411,153)   (2,349,884)
Treasury stock, at cost, 94,857 shares in 1999
   and 533,484 in  1998                                                    (1,657,921)   (9,413,481)

          Total Stockholders' Equity                                       19,981,313    26,328,096

          Total Liabilities and Stockholders' Equity                     $148,351,029   150,486,333

See accompanying notes to consolidated financial statements.


                                                  QCF BANCORP, INC. AND SUBSIDIARY
                                                 Consolidated Statements of Income



                                                               Year Ended June 30
                                                                   1999                   1998


Interest income:
Loans                                                            $5,781,385             5,756,593
Securities                                                        4,610,896             5,486,860

     Total interest income                                       10,392,281            11,243,453

Interest expense:
  Deposits                                                        4,030,582             3,956,865
  Short-term borrowings                                             530,418               819,001

     Total interest expense                                       4,561,000             4,775,866

     Net interest income                                          5,831,281             6,467,587

Provision (reduction in allowance)  for loan losses                (636,523)                    0

     Net interest income after provision (reduction in
          allowance) for loan losses                              6,467,804             6,467,587

Non-interest income:
  Fees and service charges                                          495,749               475,935
  Other                                                             133,303               103,156
  Gain on sale of securities                                              0               112,218

      Total non-interest income                                     629,052               691,309

Non-interest expense:
  Compensation and benefits                                       2,683,171             2,033,453
  Occupancy                                                         342,569               243,982
  Other                                                             622,357               592,040

     Total non-interest expense                                  $3,648,097             2,869,475

  Income before income tax expense                                3,448,759             4,289,421

Income tax expense                                                1,300,000             1,636,000

  Net income                                                     $2,148,759             2,653,421

Basic earnings per common share                                       $2.79                  2.51

Diluted earnings per common share                                     $2.52                  2.30

See accompanying notes to consolidated financial statements.


                                                  QCF BANCORP, INC. AND SUBSIDIARY
                                           Consolidated Statement of Stockholders' Equity

                                                        Net Unrealized Unearned
                                                        Gain (loss) on Employee   Unearned
                                       Addt'l             Securities   Stock      Management  Deferred Stock               Total
                Comprehensive  Common  Paid-in  Retained  Available    Ownership  Recognition Comp     Option   Treas   Stockholders
                   Income      Stock   Capital  Earnings  For Sale    Plan Shares Plan Shares Payable  Trust    Stock      Equity
Balance, June 30, 1997         l7,828 16,665,625 20,051,443 (222,745) (1,080,710) (746,292)      0 (1,872,071)(5,389,792) 27,423,286
Comprehensive Income:
Net Income         $2,653,421                     2,653,421                                                                2,653,421

Purchase of treasury stock                                                                                    (3,482,350)(3,482,350)

Reclassification of stock to
deferred comp. payable                                                                     617,840              (617,840)          -

Settlement of deferred comp
Payable in stock                          45,942                                           (76,501)               76,501      45,942

Purchase of stock for
stock option  trust                     (529,957)                                                    (601,495)           (1,131,452)

Exercise of stock options                 51,086                                                      123,682                174,768

Amortization of manage-
ment recognition plan                     83,106                                   220,169                                   303,275

Change in unrealized loss on
securities available for sale                               222,745                                             222,745
                       222,745
Comprehensive Income$2,876,166

Earned employee stock
ownership plan shares                     59,981                          58,480                                             118,461

Balance, June 30, 1998         17,828 16,375,783  22,704,864      0   (1,022,230) (526,123)541,339 (2,349,884)(9,413,481) 26,328,096
Comprehensive Income:
Net Income           $2,148,759                    2,148,759                                                               2,148,759
Comprehensive Income $2,148,759

Purchase of treasury stock                                                                                    (6,583,983)(6,583,983)
Retirement of treasury stock   (6,664)(5,667,652) (8,665,227)                                                 14,339,543           -
Increase in deferred comp payable
in stock                                                                                   128,491                           128,491

Purchase of stock for
stock option trust                       214,299                                                   (3,080,000)           (2,865,701)

Exercise of stock options                  6,351                                                       18,731                 25,082

Amortization of manage-
ment recognition plan                    191,100                                   421,819                                   612,919

Earned employee stock
ownership plan share                     116,970                          70,680                                             187,650

Balance, June 30, 1999         11,164 11,236,851 16,188,396       0     (951,550)(104,304 669,830  (5,411,153)(1,657,921) 19,981,313

See accompanying notes to consolidated financial statements.


                                                  QCF BANCORP, INC. AND SUBSIDIARY
                                               Consolidated Statements of Cash Flows
                                                                                        Year ended June 30
                                                                                    1999               1998
Operating activities:
Net income                                                                     $2,148,759           2,653,421
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                                                    195,822             108,406
  Gain on sale of securities                                                            0            (112,218)
  Amortization of net premiums (discounts)  on securities                         140,402             (97,718)
  Reduction in allowance for loan losses                                         (636,523)                  0
  Decrease in accrued interest receivable                                         290,586              36,367
  Increase (decrease) in accrued interest payable                                 (52,078)             58,034
  Increase  (decrease)  in accrued expenses & other liabilities                   323,500            (371,175)
  Increase (decrease) in deferred income taxes                                    (93,800)           (111,200)
  Increase in deferred compensation payable                                       128,491              98,767
  Amortization of unearned ESOP shares                                            187,650             158,795
  Amortization of MRP                                                             421,819             220,169
  (Increase) decrease in other assets                                             (54,056)            729,159
          Net cash provided by operating activities                            $3,000,572           3,370,807

Investing activities:
 Proceeds from sales of securities available for sale                                   0             599,600
 Proceeds from sale of Federal Home Loan Bank stock                                     0             128,700
 Proceeds from maturities and principal collected
  on securities held to maturity                                               62,629,695          54,568,400
 Proceeds from maturities and principal collected
  on securities available for sale                                                      0           7,617,805
 Purchases of securities held to maturity                                     (59,604,523)        (57,215,248)
 Net decrease ( increase)  in loans                                               198,782          (3,992,020)
 Net decrease  (increase)  in real estate owned                                    85,803             (66,140)
 Purchases of premises and equipment                                             (452,930)           (163,966)

   Net cash provided by  investing activities                                   2,856,827            1,477,131

Financing activities:
  Net increase  in deposits                                                     3,994,703            1,884,848
  Net  increase  in short-term borrowings                                         136,454               41,287
  Net decrease in Federal Home Loan Bank advances                                     0             (6,100,000)
  Purchase of treasury stock                                                   (6,583,983)          (3,482,350)
  Purchase of stock  for stock option trust                                    (2,865,701)          (1,131,452)
  Proceeds from exercise of stock options                                          25,082              123,682

  Net cash  used in financing activities                                       (5,293,445)          (8,663,985)

  Increase (decrease)  in cash and cash equivalents                               563,954           (3,816,047)

Cash and cash equivalent at beginning of year                                   3,958,369            7,774,416

Cash and cash equivalents at end of year                                       $4,522,323            3,958,369

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
 Income taxes                                                                  $1,527,423            1,696,547
 Interest                                                                       4,613,078            4,717,832
Supplemental schedule of non-cash operating and
   Investing activities:
Securities transferred to securities held to maturity                                   0           17,352,203
Deferred compensation obligation and related stock in Grantor
    trust reclassified to stockholder's equity                                          0              617,840

See accompanying notes to consolidated financial statements.

                        QCF BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements




(1) Description of the Business

     QCF Bancorp, Inc. (the Company) is the holding company of Queen City Federal Savings Bank (the Bank) with operations in Virginia and Ely, Minnesota. The Bank provides retail and commercial loan and deposit services primarily to customers within a 30-mile radius of Virginia and Ely, Minnesota.

(2) Significant Accounting Policies

     The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles and to general practice within the savings and loan industry. The following is a description of the more significant of those policies which the Company follows in preparing and presenting its consolidated financial statements.

Consolidation

     The consolidated financial statements included herein are for the Company, the Bank and the Bank's wholly-owned subsidiary, Queen City Service Corporation. All significant inter-company accounts and transactions have been eliminated in consolidation.


Material Estimates

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses.

Securities

     Securities held to maturity are carried at amortized cost. Gains and losses on sales of securities are recognized at the time of sale and are calculated based on the specific identification method.

     Premiums and discounts are amortized using the interest method over the term of the securities.

Loans Receivable

     Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses.

     Discounts on loans originated or purchased are amortized to income using the interest method over the estimated average loan life.

     The allowance for loan losses is maintained at an amount considered adequate to provide for probable losses. The allowance for loan losses is based on periodic analysis of the loan portfolio by management. In this analysis management considers factors including, but not limited to, specific occurrences, general economic conditions, loan portfolio composition and historical experience. Loans are charged off to the extent they are deemed to be uncollectible.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued



     Management believes that the allowance for loan losses is adequate. While management used available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

     The Company defines a loan as impaired when it is probable the Company will be unable to collect principal and interest payments due in accordance with the terms of the loan agreement. Impaired' loans that have been separately identified for evaluation are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral.

     Interest on loans is recognized over the terms of the loans and is calculated using the simple interest method on principal amounts outstanding. For impaired loans, accrual of interest is generally stopped when a loan is greater than three months past due. Interest on these loans is recognized only when actually paid by the borrower if collection of the principal is likely to occur. Accrual of interest is generally resumed when the customer is current on all principal and interest payments.

Foreclosed Real Estate

     Real estate acquired in the settlement of loans is carried at the lower of the unpaid loan balance plus settlement costs or estimated fair market value less selling cost. The carrying value of individual properties is periodically evaluated and reduced to the extent cost exceeds estimated fair value less selling costs. Costs of developing and improving such properties are capitalized. Expenses related to holding such real estate, net of rental and other income, are charged against income as incurred.

Premises and Equipment

     Land is carried at cost. Office buildings, improvements, furniture, and equipment are carried at cost less accumulated depreciation.

     Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of 7 to 33 years for office buildings and improvements, and 5 to 7 years for furniture and equipment.

Cash Equivalents and Cash Flows

     Cash equivalents primarily represent amounts on deposit at other financial institutions and highly liquid financial instruments with original maturities at the date of purchase of three months or less. Cash flows from loans, deposits, short term borrowings and FHLB advances are reported net.

Earnings per Share

     Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

     Following is information about the computation of the earnings per share data for the years ended June 30, 1999 and 1998.


                                            Year Ended June  30, 1999                      Year Ended June 30, 1998
                                                                        Net                                            Net
                                                                      Income                                          Income
                                                                        Per                                            Per
                                    Numerator        Denominator       Share       Numerator         Denominator      Share
Basic earnings per
   Share:
            Income available
               to common
               stockholders        $2,148,759           769,995        $2.79      $2,653,421           1,055,186       $2.51
Effect of dilutive
    securities:
            Stock options                   -            71,714                            -              76,710
            Management recog-
               nition plan                  -            11,612                            -              22,358
Diluted earnings per
   Share:
            Income available
               to common
               stockholders         $2,148,759          853,321        $2.52     $2,653,421            1,154,254       $2.30


Income taxes

     Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Impact  of Recently Issued Statements of Financial Accounting Standards

     In June 1998, the Financial  Accounting  Standards  Board issued  Statement
(FASB) No. l33, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company has not determined whether to adopt the new statement early. The statement will require the Company to recognize all derivatives on the consolidated statement of financial condition at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on the Company's earnings or financial position.

(3)  Securities Held to Maturity

     Securities held to maturity at June 30, 1999 and June 30, 1998 are summarized as follows:

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued



                                                                  June 30, 1999

                                                              Gross            Gross
                                            Amortized        unrealized      unrealized           Fair
                                               cost            gains           losses            value

Mortgage backed  securities                 $17,014,555       45,430          238,643        16,821,342
Collateralized mortgage  obligations         43,623,022       51,339          442,599        43,231,762
U.S. government & agency obligations         12,186,800        2,200          148,868        12,040,132
Corporate bonds  and notes                    2,047,299        1,078                0         2,048,377
                                            $74,871,676      100,047          830,110        74,141,613

                                                                  June 30, 1998

                                                               Gross           Gross
                                            Amortized        unrealized      unrealized            Fair
                                               cost            gains           losses             value

Mortgage backed securities                   $9,524,274        56,481         (20,019)          9,560,738
Collateralized mortgage obligations          38,972,039       167,134         (77,784)         39,061,390
U.S. government & agency obligations         27,193,044       115,918          (8,650)         27,300,312
Corporate bonds & notes                       2,422,493        39,384               0           2,461,875
                                            $78,111,850       378,917        (106,453)         78,384,314


     Collateralized   mortgage   obligations   presented  in  the  tables  above
aggregating $252,180 and $819,817 (cost) at June 30, 1999 and 1998 respectively have been issued by private issuers.

     The carrying amount and fair value of securities held to maturity at June 30, 1999, by maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The allocation of mortgage-backed securities and collateralized mortgage obligations is based upon the anticipated average lives of the securities using estimated mortgage prepayment speeds.


                                                            June 30, 1999

                                                     Amortized         Fair
                                                        cost           value

Due within one year                                 $12,980,206     12,959,409
Due after one year through five years                60,110,382     59,402,284
Due after five years through ten years                1,781,088      1,779,920
Due after ten years                                           0              0
                                                    $74,871,676     74,141,613


     There were no sales of securities held to maturity during the years ended June 30, 1999 and 1998.

     Accrued interest receivable on securities held to maturity aggregated $499,159 and $788,536 at June 30, 1999 and 1998, respectively. Held-to-maturity securities with carrying values of $16,136,819 and $16,630,189 at June 30, 1999 and 1998, respectively, were pledged to secure public deposits.


(4) Loans Receivable

Loans receivable at June 30, 1999 and 1998 are summarized as follows:

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued
                                                               June 30
                                                       1999             1998

Residential one-to-four family mortgage loans      $32,302,910       33,174,947
Multifamily and commercial mortgage loans            1,363,370        2,096,809
Consumer loans                                      20,414,839       19,827,147
Commercial loans                                    12,120,581       11,368,603
                                                    66,201,700       66,467,506

Less:  Allowance for losses                           (569,638)      (1,273,185)
                                                   $65,632,062       65,194,321


     The weighted average annual contractual interest rate for all loans was 8.58% and 8.76% at June 30, 1999 and 1998, respectively.

     Non-accrual loans totaled $288,192 and $15,312 at June 30, 1999 and 1998, respectively. There were no restructured loans at June 30, 1999 and 1998.

     Non-accrual loans are the only loans that are considered to be impaired under the criteria established by SFAS No. 114 and SFAS No. 118. The related allowance for credit losses as of June 30, 1999 was $135,389. The average investment in impaired loans during fiscal 1999 was $313,000.

     The effect of impaired loans on interest income for the years ended June 30, 1999, and 1998 was insignificant.

     There are no material commitments to lend additional funds to customers whose loans were classified as non-accrual.

     The aggregate amount of loans to directors and executive officers of the Bank were $66,588 and $70,670 at June 30, 1999 and 1998, respectively. Such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization and do not represent more than normal risk of collection.

     Accrued interest receivable on loans receivable at June 30, 1999 and 1998 was $484,667 and $485,876, respectively.

     The Bank grants loans to customers who live primarily in northeastern Minnesota. Although the Bank has a diversified loan portfolio a substantial portion of its debtors' ability to honor their contracts is dependent upon local economy which is concentrated in the iron mining and wood products industries.

     At June 30, 1999 and 1998 Bank was servicing loans for others with aggregate unpaid principal balances of approximately $1,299,976 and $2,039,010, respectively.

(5) Allowance for Loan Losses

    Activity in the allowance for loan losses is summarized as follows


                                                              June 30
                                                       1999              1998

 Balance, beginning of year                         $1,273,185        1,314,174
 Provision (reduction in allowance)  for losses       (636,523)               0
 Charge-offs                                          (102,913)         (67,389)
 Recoveries                                             35,889           26,400
 Balance, end of year                                 $569,638        1,273,185

     During fiscal 1999, management undertook a thorough review of its loan portfolio. Based on the results of this review, continued low level of loan losses and non-performing loans and current economic conditions, management determined that the loan loss reserves should be reduced. A net reduction of $636,523 was recognized in earnings for fiscal 1999.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued



(6) Foreclosed Real Estate

  Foreclosed real estate, included in other assets, consisted of the following:


                                                             June 30

                                                   1999                  1998

    Real estate in judgment                      $18,724               104,527

    Less allowance for losses                          0                     0
                                                 $18,724               104,527

(7) Premises and Equipment

    A summary of premises and equipment at June 30, 1999 and 1998 is as follows:

                                                              June 30
                                                   1999                  1998

   Land                                          $90,800                90,800
   Office buildings and improvements           1,080,965             1,083,340
   Furniture and equipment                     1,189,370             1,037,690
                                               2,361,135             2,211,830
   Less accumulated depreciation              (1,623,858)           (1,731,661)

                                                $737,277               480,169

(8) Deposits

     Deposits and weighted-average interest rates at June 30, 1999 and 1998 are summarized as follows:


                                            June 30
                             1999                              1998

                                    Weighted                          Weighted
                                    Average                           Average
                    Amount           Rate              Amount           Rate

Passbook         $26,383,768         2.50%           25,372,064        2.50%
Demand deposits   15,069,106         0.63            14,101,439        0.78
Money market      10,384,235         2.57            10,251,715        2.55
Certificates      57,723,932         5.20            55,841,120        5.25

                $109,561,041                        105,566,338

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued


     At June  30,  1999  and  1998,  the  Bank  had  $4,311,000  and  $5,903,000
respectively, of certificates with balances of $100,000 or more. Deposit balances greater than $100,000 are not insured. The Bank did not have any brokered deposits at June 30, 1999 or 1998.

Interest expense on deposits is summarized as follows:

                                                  Year ended June 30
                                            1999                      1998
Passbook                                  $645,547                  631,695
Demand deposits                            115,202                  107,380
Money market                               256,640                  240,166
Certificates                             3,013,193                2,977,624
                                        $4,030,582                3,956,865

Certificates had the following remaining maturities.

                                                    June 30, 1999
                                                                   Weighted
                                                                    average
                                                    Amount           rate

Less than 3 months                           $    8,205,012          4.81%
3-12 months                                      28,716,093          5.36
13-36 months                                     16,401,443          5.16
Over 36 months                                    4,401,384          5.53

                                              $  57,723,932          5.20%

At June 30, 1999 and 1998 no securities were pledged as collateral for deposits.


(9) Short-term Borrowings

     Short-term borrowings consist of sales of securities under agreements to repurchase the identical securities. The agreements generally mature within 180 days and bear a weighted average interest rate of 3.07% at June 30, 1999.

     The agreements are treated as financings with the obligations to repurchase securities reflected as a liability and the dollar amount of the securities collateralizing the agreements remaining in the asset accounts. The securities collateralizing the agreements are in safekeeping at the Federal Home Loan Bank of Des Moines in the Bank's account. At June 30, 1999, the agreements were collateralized by securities with a carrying value of $16,136,819 and an approximate market value of $16,010,194. At June 30, 1998 the agreements were collateralized by securities with a carrying value of $16,630,189 and an approximate market value of $16,776,474.

     Federal Home Loan Bank advances totaled $2,000,000 at June 30, 1999 and 1998. The advances have an average maturity of 7 months and 2 months and an average rate of 5.58% and 5.74% at June 30, 1999 and 1998, respectively. The advances are collateralized by the Bank's Federal Home Loan Bank stock and a blanket pledge of residential one-to-four family mortgage loans.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

(10) Income Taxes

      Federal and state income tax expense is as follows:

                                          Year ended June 30


                                  1999                    1998
Current:
   Federal                     $1,066,800              1,314,000
   State                          327,000                433,200
       Total current            1,393,800              1,747,200

Deferred:
   Federal                        (72,400)               (82,300)
   State                          (21,400)               (28,900)
        Total deferred            (93,800)              (111,200)
                               $1,300,000              1,636,000

     The actual income tax expense differs from the "expected" income tax expense computed by applying the U.S. federal corporate tax rate to income before taxes as follows:


                                                      Year Ended June 30
                                                  1999                 1998

Federal "expected" income tax expense          $1,172,578            1,458,403
Items affecting federal income tax:
   Preferred stock dividends                            0               (7,875)
   State income taxes, net of federal
        income tax benefit                        215,711              267,911
   Low income housing tax credits                 (52,433)             (52,433)
   Other, net                                     (35,856)             (30,006)
                                               $1,300,000            1,636,000

Effective income tax rate                            37.7%                38.1%

     The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at June 30, 1999 and 1998 are as follows:

                                                  Year Ended June, 30
                                                     1999               1998
Deferred tax assets:
  Allowance for loan losses                            $0               89,871
  Deferred compensation                           198,337              186,682
  Supplemental executive retirement plan          525,923              272,724
  Limited partnership                              23,308               12,361
  Other                                             8,184                7,569
                                                  755,752              569,207

Deferred tax liabilities:
     Allowance for loan losses                     96,727                   0
     Federal Home Loan Bank stock                  55,128              55,128
     Premises and equipment                        30,898              34,879
                                                  182,753              90,007
Net deferred tax asset                           $573,000             479,200

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued





     No valuation allowance was required for deferred tax assets at June 30, 1999 or 1998.

     Retained earnings at June 30, 1999 includes approximately $2,270,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes. Reduction of the amount so allocated for purposes other than to absorb losses will create income for tax purposes, which will be subject to the then- current corporate income tax rate.

(11) Commitments and Contingencies

     The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees, elements of credit, interest rate and liquidity risk in excess of the amount recognized in the accompanying statements of financial condition.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.


     Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customers' creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's evaluation of the borrower. Collateral consists primarily of residential real estate and personal property. The Bank had outstanding commitments to extend credit of $1,955,000 and $1,450,024 at June 30, 1999 and 1998, respectively.

     Standby letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The standby letters of credit are primarily issued to support private borrowing arrangements, and expire within the next fiscal year. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in making loans to customers. The amount of collateral the Bank obtains to support standby letters of credit is based on management's credit evaluation of the borrower. Since the conditions under which the Bank is required to fund standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments. The Bank had outstanding standby letters of credit of $261,000 and $171,500 at June 30, 1999 and 1998, respectively.

(12)  Regulatory Capital Requirements

     The Bank as a member of the Federal Home Loan Bank System is required to hold a specified number of shares of capital stock, which is carried at cost, in the Federal Home Loan Bank of Des Moines. In addition, the Bank is required to maintain cash and liquid assets in an amount equal to 5% of its deposit accounts and other obligations due within one year. The Bank has met these requirements.

     The Bank is subject to various regulatory capital requirements administered by the Bank's primary federal regulatory agency. Failure to meet minimum capital requirements can initiate mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Company's consolidated financial statements. Under capital adequacy guidelines, and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighting, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain mimimum ratios (set forth in the table below) of total and Tier I capital, and of Tier I capital to average assets (all as defined in the regulations). Management believes, as of June 30, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

     As of June 30, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The following table sets forth the Bank's calculation of tangible, core and risk-based capital and applicable percentages of adjusted assets at June 30, 1999 together with the excess over the minimum capital requirements.

                                                          To Be Well Capitalized
                                               For Capital      Under Prompt
                                                Adequacy    Corrective   Action
                                Actual          Purposes         Provisions
                            Amount   Ratio   Amount    Ratio   Amount     Ratio
                                (000's)           (000's)           (000's)
As of June 30, 1999
Total capital (to
  risk weighted assets)    $15,748   23.6%    $5,348  > 8.0%   $6,685  >  10.0%
Tier I capital (to
  risk weighted assets)     15,178   22.7%     2,674  > 4.0%    4,011  >   6.0%
Tier I capital (to
  average assets)           15,178   10.7%     5,673  > 4.0%    7,091  >   5.0%

As of June 30, 1998
Total capital (to
  risk weighted assets      20,442   29.9%     5,469  > 8.0%    6,837  >   10.0%
Tier I capital (to
  risk weighted assets)     19,169    28.0%    2,735  > 4.0%    4,102  >    6.0%
Tier I capital (to
  average assets)           19,169    13.4%    5,724  > 4.0%    7,155  >    5.0%



 (13) Employee Benefits

     The Company adopted an Employee Stock Ownership Plan (the ESOP) which meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended
(ERISA), and as such the ESOP is empowered to borrow in order to finance purchases of the common stock of the Company. The ESOP borrowed $1,426,200 from the Company to purchase 142,620 shares of common stock of the Company. The Bank has committed to make annual contributions to the ESOP necessary to repay the loan including interest. The Bank contributed $159,485 and $161,147 to the ESOP for the years ended June 30, 1999 and 1998, respectively.

     As the debt is repaid, ESOP shares which were initially pledged as collateral for its debt, are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, "Employers Accounting for Employee Stock Ownership Plans". Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense for 1999 and 1998 was $187,650 and $158,795, respectively.

     All employees of the Bank are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. In 1999, the company committed to release 7,068 shares of common stock which were allocated to eligible participants subject to the restrictions of the ESOP.

Shares released and allocated                             44,913
Unreleased shares                                         95,219

     Total ESOP shares                                   140,132

Fair value of unreleased shares at June 30, 1999      $2,523,303

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

     The Bank has entered into deferred compensation and supplemental retirement agreements with certain directors and officers. One of the supplemental retirement agreements is a defined benefit type agreement and the other is a defined contribution type agreement. Under the deferred compensation agreements and the defined contribution type supplemental retirement agreement, amounts earned each year are charged to expense and credited to individual accounts. The individual accounts are credited with earnings based upon one of two investment options, bank certificates of deposit or common stock of the Company. Investment elections are irrevocable. The obligation for accrued amounts that are measured by the value of the Company's common stock are reported at cost in the statement of stockholders' equity.

     The defined benefit type supplemental retirement agreement provides for an annual retirement benefit based on average annual compensation less amounts that the executive is expected to receive under the Bank's qualified retirement plans. Benefits are payable for the life expectancy of the executive beginning at age 55. During the year ended June 30, 1999 the Bank accelerated the vesting to l00 percent as of June 30, 1999. As a result, the Bank has fully recognized the present value of estimated future benefits payable under the agreement. The amount charged to expense for the deferred compensation and supplemental retirement agreements was $625,677 and $22l,292 for the years ended June 30, 1999 and 1998, respectively.

     The Company has established the Management Recognition Plan (MRP) for directors and key officers. Under the plan, 78,441 shares are available for grant and 71,310 were granted to directors and officers in 1995. The cost of the shares awarded under the plan is recorded as unearned compensation, a contra equity account, and is being recognized as an expense in accordance with the vesting requirements under the plan. During the fiscal year ended June 30, 1999, the Company accelerated vesting resulting in an additional expense of $233,000. For the fiscal year ended June 30, 1999 and 1998, the amount included in compensation expense was $421,819 and $220,169, respectively.

     The Company has established stock option plans for directors, officers and employees. In accordance with the terms of the plan, the exercise prices were established at the fair market price on the date of shareholder approval of $13.875 and $28.00 per share for the respective plans. Awards made under the plan may be incentive stock options as defined by Section 422 of the Internal Revenue Code of 1986 or options that do not qualify.

     The options vest over a five and one-year period at the rate of 20% and 50% per year. If unused, the options expire in October 2005 and September 2008. A summary of the status of the Company's stock option plan as of June 30, 1999 and 1998, and changes during the years ending on those dates is presented below:

                                           1999                  1998
                                                Weighted              Weighted
                                                 Average               Average
                                                Exercise              Exercise
                                      Shares     Price       Shares      Price
Outstanding at beginning  of year    151,534    $13.88      160,448      13.88
  Granted                            110,000     28.00            -           -
  Exercised                          ( 4,350)    13.00       (8,914)     13.88
Outstanding at end of year           260,184     19.85      151,534      13.88

Exercisable at end of year           142,710                 51,698

Weighted-average fair value
  per option of options granted
  during the year                               $13.58                       -

     At June 30, 1999, the options outstanding under the stock option plans have a weighted-average remaining contractual life of 6.9 years. All of the nonvested options are expected to eventually vest.

     As permitted under generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in the FASB Statement No. 123, reported net income and earnings per share would have been reduced to the proforma amounts shown below:

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued


                                                 Year Ended June 30,
                                             1999                      1998
Net income:
  As reported                            $2,148,759                 $2,653,421
  Proforma                                1,677,923                  2,584,747

Basic earnings per share:
  As reported                                  2.79                       2.51
  Proforma                                     2.18                       2.45

Diluted earnings per share
  As reported                                  2.52                       2.30
  Proforma                                     1.97                       2.24

     In determining the pro forma amounts above, the fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants in fiscal years 1996 and 1999: No dividends; risk-free interest rate of 6.0%, expected life of 10 years and price volatility of 14.57% and 18.57%, respectively.


 (14) Stockholders' Equity

     The Company was incorporated for the purpose of becoming the savings and loan holding company of the Bank in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank, pursuant to a Plan of Conversion adopted on October 25, 1995.

     The Company commenced on February 10, 1995, a Subscription and Community Offering of its shares in connection with the conversion of the Bank (the Offering). The Offering was closed on March 17, 1995 and the conversion was consummated on March 31, 1995, with the issuance of 1,782,750 shares of the Company's common stock at a price of $10 per share. Total proceeds from the conversion of $16,998,000 net of costs relating to the conversion of $829,500, have been recorded as common stock and additional paid-in capital. The Company purchased all of the capital stock of the Bank in exchange for 50% of the net proceeds of the conversion.

     The Company's articles of incorporation authorized the issuance of up to 1,000,000 shares of preferred stock but to date no shares have been issued.

     In order to grant a priority to eligible account holders in the event of future liquidation, the Bank, at the time of conversion established a liquidation account equal to its regulatory capital as of December 31, 1994. In the event of future liquidation of the Bank, an eligible account holder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of eligible account holders are reduced subsequent to the conversion, based on an annual determination of such balance.

     The Bank may not declare or pay a cash dividend to the Company in excess of 100% of its net income to date during the current calendar year plus the amount that would reduce by one-half the Bank's surplus capital ratio at the beginning of the calendar year without prior notice to the Office of Thrift Supervision
(OTS). Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

(15) Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosures of estimated fair values of the Bank's financial instruments, including assets, liabilities and off- balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of June 30, 1999 and 1998 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions,

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued


     risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

     The estimated fair value of the Bank's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

                                                    June 30
                                          1999                   1998


                                Carrying     Estimated     Carrying   Estimated
(in thousands)                   Amount      Fair Value      Amount   Fair Value
Financial assets:
  Cash and cash equivalents      $4,522         4,522       3,958      3,958
  Securities held to maturity    74,872        74,142     78,1127      8,384
  Loans receivable, net          65,632        65,629      65,194     65,761
  Federal Home Loan Bank Stock      500           500         425        425
Accrued accounts receivable         984           984       1,274      1,274
Financial liabilities:
  Deposits                      109,561       109,172     105,566    105,727
  Short-term borrowings          16,218        16,203      16,081     16,076
  Accrued interest payable        1,077         1,077       1,129      1,129

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents approximates their fair value.

Securities Available for Sale and Securities Held to Maturity

The fair value of securities are based upon quoted market prices.

Loans Receivable

     The fair value of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

Federal Home Loan Bank Stock

The carrying amount at FHLB stock approximates its fair value.

Accrued Interest Receivable

     The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued
Deposits

     The fair value of deposits with no stated maturity such as checking, savings and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Bank as of June 30, 1999 and 1998 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

     The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Bank's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Short-term Borrowings

     The fair value of short-term borrowings due on demand, is equal to the amount payable on demand. The fair value of other short-term borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Bank as of June 30, 1999 and 1998 for short-term borrowings with maturities similar to the remaining maturities of the existing short-term borrowings.

Accrued Interest Payable

     The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

Off-balance Sheet Instruments

     Since the majority of the Bank's off-balance sheet instruments consist of non-fee producing, variable rate commitments, the Bank has determined they do not have a distinguishable fair value.


(17) QCF Bancorp, Inc. Financial Information (Parent Company Only)

     The parent company's principal assets are its investment in the Bank and its savings deposits at the Bank. The following are the condensed financial statements for the parent company only as of June 30, 1999 and 1998.


                                                        June 30
Condensed Balance Sheets                           1999         1998
Assets:
   Cash and cash equivalents                   $3,055,266    3,119,061
   Securities held to maturity                  1,527,807    3,798,098
   Investment in subsidiary                    15,177,733   19,169,233
   Other                                          220,507      241,704
     Total assets                             $19,981,313   26,328,096

Liabilities:                                            0            0

Stockholders' equity:                          19,981,313   26,328,096

    Total liabilities and
       stockholders' equity                   $19,981,313   26,328,096

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued


                                                         Year Ended June 30
                                                         1999          1998
Condensed Statements of Income
   Interest income                                     $308,291       598,497
   Equity in earnings of subsidiary                   2,008,500     2,252,721
   Other                                               (163,465)      (69,797)
   Income before income tax expense                   2,153,326     2,781,421
   Income tax expense                                     4,567       128,000
     Net income                                      $2,148,759     2,653,421

Condensed Statements of Cash Flows
Operating activities:
   Net income                                        $2,148,759    2,653,421
   Equity in earnings of subsidiary                  (2,008,500)  (2,252,721)
   Distributions of earnings of subsidiary            6,000,000            0
   Increase in deferred compensation payable            128,492      541,339
  Amortization of Unearned ESOP shares                  187,650      158,795
  Amortization of MRP                                   421,819      220,169
  Increase  in other assets                             212,296     (165,740)
  Net cash provided by operating activities           7,090,516    1,486,741
Investing activities:
Principal collected from securities held  to maturity 2,270,291    2,386,916
  Principal collected from securities  available for sale     0    2,450,704
  Net cash  provided by  investing activities         2,470,291    4,837,620

Financing activities:
  Purchase of stock  into stock option trust        (2,8565,701)  (1,131,452)
  Proceeds from exercise of stock options                25,082      123,682
  Purchase of treasury stock                         (6,583,983)  (4,023,689)
  Net cash (used in) financing activities            (9,424,602)  (5,031,458)

  (Decrease) increase in cash and  cash equivalents     (63,795)   1,292,903
  Cash and cash equivalents, beginning  of period     3,119,061    1,826,158
  Cash and cash equivalents, end of period           $3,055,266   $3,119,061


(18) Quarterly Financial Data (Unaudited)

     Summarized quarterly financial data (in thousands of dollars except for per share amounts) for fiscal 1999 and 1998 are as follows:

                                                    Three Months Ended

Selected Operations Data                    6/30/99  3/31/99  12/31/98  9/30/98

Interest income                             $2,501     2,581     2,615    2,695
Interest expense                             1,113     1,121     1,167    1,160
   Net interest income                       1,388     1,460     l,448    l,535
Provision for (reduction in) allowance
   for loan losses                            (637)        0        0         0
Non-interest income                            169       129       171      160
Non-interest expense                          1335       775       775       63
Income tax expense                             324       304       318       54
    Net income                                 535       509       526       79
Diluted  Earnings per common share            $.72       .65       .61      .58
High stock price                             26.68     25.50     27.50    31.50
Low stock price                              25.00     25.00     25.00    27.50

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued



                                      6/30/98   3/31/98    12/31/97  9/30/97

Interest income                        $2,785     2,761     2,868     2,829
Interest expense                        1,161     1,151     1,235     1,229
  Net interest inc                      1,624     1,610     1,633     1,600
Non-interest income                       217       185       148       141
Non-interest expense                      736       719       735       679
Income tax expense                        428       393       393       422
  Net income                             $677       682       654       640
Diluted earnings per common share       $ .60       .60       .57       .52
High stock price                        33.00     29.38     29.75     26.25
Low stock price                         27.25     27.25     26.50     2l.25

Selected Financial Condition Data     6/30/99    3/31/99   12/31/98   9/30/98

Total assets                         $148,351   144.934   145,332    148,878
  Investment securities                74,872    73,334    69,691     74,563
  Net loans                            65,632    65,226    65,895     66,670
  Deposits                            109,561   108,574   107,708    105,869
  Short-term borrowings                16,218    14,453    15,436     18,079
  Stockholders' equity                 19,981    19,414    19,701     21,919

                                      6/30/98   3/31/98    12/31/97    9/30/97

Total assets                         $150,486   154,089   152,668    158,192
  Investment securities                78,112    77,899    76,918     82,357
  Net loans                            65,194    64,525    64,819     63,673
  Deposits                            105,566   105,239   103,693    104,549
  Short-term borrowings                16,081    13,862    14,158     14,253
  Stockholders' equity                 26,328    27,275    26,820     26,020

                            STOCKHOLDERS' INFORMATION

Annual Meeting                                                           Stock Listing
The annual meeting of shareholders                                       QCF's common stock is listed on
will be held on Wednesday,                                               the NASDAQ National Market System with
October 13, 1999 at 9:00 A. M. at                                        a ticker symbol of QCFB.
the executive office of the Company.                                     Stockholders of record:  305

Executive Office                                                         Form 1O-KSB
QCF Bancorp, Inc.                                                        QCF's Form 1OKSB is filled with the
501 Chestnut Street                                                      Securities and Exchange Commission and
Virginia, MN 55792-1147                                                  is available without charge upon request
(218) 741-2O4O                                                           from: QCF Bancorp, Inc.
                                                                         Attn: Investor Relations
Independent Auditors                                                            P.O. Box 1147
McGladrey & Pullen, LLP                                                  Virginia, MN 55792
227 West First Street
Duluth, MN 55802                                                         Transfer Agent & Registrar
                                                                         Inquiries regarding change of address,
QCF Bancorp, Inc.                                                        transfer requirements, and certificates
Investor Relations                                                       should he directed to the transfer agent:
P.O. Box 1147                                                            Registrar and Transfer Company
Virginia, MN 55802                                                       10 Commerce Drive
                                                                         Cranford, New Jersey 07016
                                                                         1-800-368-5948

Directors and Officers:
Directors:                                                               Executive Officers:
Kevin E. Pietrini                                                        Kevin E. Pietrini
Chairman of the Board,                                                   Chairman of the Board,
President and Chief                                                      President and Chief Executive Officer
Executive Officer
                                                                         Daniel F. Schultz
Robert A. Muhich                                                         Vice President and Treasurer
Computer Consultant
Culbert Realty & Appraisal Service                                       Linda M. Myklebust
                                                                         Vice President
John A. Trenti
Attorney at the Trenti Law Firm                                          Gerald D. McKenna
                                                                         Vice President
Peter J. Johnson
President of Hoover Construction                                         Branch Offices:
                                                                         Thunderbird Mall
Craig W. Nordling                                                        Virginia, Mn. 55792
Line Department Manager
Lake Country Power                                                       102 East Sheridan Street
                                                                         Ely, MN 5573l
John C. Pearsall
Partner with Mesabi Dental Service

Daniel F. Schultz
Vice President/Treasurer
